Report on Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Virtus Total Return Fund was held on June 4, 2015.

The meeting was held for purposes of electing two (2) nominees to the Board of Trustees.

The results were as follows:

Election of Trustees      Votes For     Votes Withheld
George R. Aylward. . . . . 25,474,781      626,764
Philip R. McLoughlin . . . 25,369,027      732,518

Based on the foregoing, George R. Aylward and Philip R.
McLoughlin were re-elected as Trustees. The Fund's other
Trustees who continue in office are Thomas F. Mann, William R.
Moyer, and James M. Oates.